EXHIBIT 99.2

AGREEMENT AND PLAN OF MERGER

among

 BRILLIANT STRATEGY LIMITED,

BRILLIANT ACQUISITION LIMITED

and

SYSWIN INC.

Dated as of December 24, 2012

i

TABLE OF CONTENTS

(Continued)

ii

TABLE OF CONTENTS

(Continued)

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 24, 2012 among Brilliant Strategy Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Brilliant Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), and SYSWIN Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent, Merger Sub and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board comprising three independent directors (the “Special Committee”), has unanimously (i) determined that it is in the best interests of the Company and its shareholders (other than holders of Founder Shares), and declared it advisable, for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (the “Transactions”), and (iii) resolved to recommend the approval and adoption of this Agreement and the Transactions by the shareholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the Transactions, including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. Liangsheng Chen, chief executive officer, president and a director of the Company (“Mr. Chen” or the “Guarantor”), has delivered a limited guarantee in favor of the Company (the “Guarantee”) to guarantee the due and punctual performance and discharge of certain of the obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01.                          Definitions.

(a)                                       As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made a proposal satisfying the requirements of Section 7.03(c), which contains terms at least as restrictive with respect to such Person as those contained in Section 10.08.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” means, in relation to any party, any entity controlling, controlled by or under common control with, that party, whether directly or indirectly through one or more third parties.

“Available Cash” means cash of the Company in US dollars in a US dollar denominated bank account of the Company opened at a bank outside of the PRC, net of issued but uncleared checks and drafts, available free of any Encumbrance at the Effective Time for use by Parent and Merger Sub as a source of funds to pay the Per Share Merger Consideration for all Shares other than the Founder Shares and for Parent and Merger Sub to pay the fees and expenses payable by them in connection with the Transactions.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, the British Virgin Islands, Hong Kong or the PRC.

“Cayman Companies Law” means the Companies Law (2012 Revision) of the Cayman Islands, as may be further amended, restated, supplemented or otherwise modified from time to time.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Group” means the Company, its Subsidiaries and their respective direct or indirect shareholders, Affiliates and Representatives (excluding members of the Parent Group).

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets or results of operations of the Company and its Subsidiaries taken as a whole; provided that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (i) changes affecting the economy, financial, credit or securities markets or political conditions generally in the PRC or the United States; (ii) changes in GAAP or any interpretation thereof after the date hereof; (iii) changes in applicable Laws (or any interpretation thereof) or directives or policies of a Governmental Authority of general applicability that are binding on the Company or any of its Subsidiaries; (iv) effects resulting from the consummation of the Transactions, or the public announcement of this Agreement or the identity of Parent and its Affiliates, including the initiation of litigation or other legal proceeding related to this Agreement or the Transactions, or any losses of customers or employees; (v) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, or similar events; (vi) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (vii) actions or omissions of the Company or any of its Subsidiaries that are (x) required by this Agreement or (y) taken with the written consent, or at the request, of Parent, Merger Sub or Mr. Chen; (viii) any breach of this Agreement by Parent or Merger Sub; (ix) effects affecting the industry in which the Company and its Subsidiaries operate; (x) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); or (x) any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such change may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (v) and (ix) above may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their businesses (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Company Material Adverse Effect has occurred or would be reasonably expected to occur).

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and Orders of any Governmental Authority.

“Company Recommendation” means the recommendation of the Company Board, acting upon the recommendation of the Special Committee, that the shareholders of the Company approve and adopt this Agreement and the Transactions (including the Merger).

“Company Shareholder Approval” means the approval and adoption of this Agreement and the Transactions (including the Merger) at the Company Shareholders’ Meeting by the Required Company Vote.

“Company Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held, in accordance with the applicable Law and the memorandum and articles of association of the Company, to consider and vote upon the proposals to approve and adopt this Agreement and the Transactions (including the Merger).

“Competing Transaction” means any transaction or series of related transactions (other than the Merger) that constitute, or may reasonably be expected to lead to, (a) any merger, consolidation,

share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose business constitutes more than 15% of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (b) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Person or group of Persons (other than Parent and its Affiliates) acquiring assets or businesses of the Company and its Subsidiaries that constitute or represent more than 15% of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 15% of any class of equity or voting securities of the Company or any of its Subsidiaries whose business constitutes more than 10% of the net revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (d) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) becoming the beneficial owner of more than 15% of the Shares; or (e) any combination of the foregoing.

“Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including any confidential or proprietary information provided under this Agreement.  Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of Section 10.08 or other obligation of confidentiality, (ii) was available to the receiving party on a nonconfidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives, or (iii) becomes available to the receiving party on a nonconfidential basis from a Person (other than the disclosing party or the disclosing party’s Representatives) who is not, or is reasonably believed by the receiving party not, prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

“Contract” means any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Encumbrances” means mortgages, pledges, liens, security interests, encumbrances, charges or other adverse claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer.

“End Date” means the date that falls nine months after the date of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, as amended.

“Expenses” means all out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under anti-trust, anti-monopoly law or other similar regulations and all other matters related to the closing of the Merger and the other Transactions.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive materials.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all indebtedness of such Person for the deferred purchase of property or services; (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) rights of privacy and publicity; (f) registrations, applications, renewals and extensions for any of the foregoing in clauses (a)-(e); and (g) any and all other proprietary rights.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge after due inquiry of the chief financial officer of the Company and the members of the Special Committee.

“Knowledge of Parent” or “Parent’s Knowledge” means the knowledge after due inquiry of any officer or director of Parent.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“NYSE” means the New York Stock Exchange.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Parent Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by Parent to the Company simultaneously with the signing of this Agreement.

“Parent Group” means Parent, Merger Sub, their respective direct and indirect shareholders and Affiliates and any lender or prospective lender, arranger, agent or Representative of or to Parent and Merger Sub.

“Parent Termination Fee” means an amount in cash equal to US$2,000,000.

“Permitted Encumbrances” means: (i) Encumbrances for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Encumbrances imposed by applicable Laws; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; and (viii) Encumbrances securing Indebtedness or liabilities that (x) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (y)

securing Indebtedness or liabilities that have otherwise been disclosed to Parent; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; and (xi) any other Encumbrances that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended.

“Service Provider” means each of the officers, employees and directors of the Company and each of its wholly-owned Subsidiaries.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner, (y) at least a majority of the voting securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (z) such party controls through VIE Contracts.

“Superior Proposal” means a bona fide, written offer or proposal made by a Person with respect to a Competing Transaction that the Company Board (upon recommendation of the Special Committee) determines, in its good faith judgment, after having considered the advice of its independent financial advisor and outside legal counsel, to be (a) more favorable, from a financial point of view, to the shareholders of the Company (other than holders of Founder Shares) than the Merger (after taking into account any change to the terms of the Transactions made or proposed by Parent pursuant to Section 7.03(e) prior to the time of determination) and (b) reasonably likely to be consummated, after taking into account all financing, legal and regulatory aspects of the offer or proposal and the identity of the Person making the offer or proposal. For purposes of the definition of “Superior Proposal”, each reference to “15%” in the definition of “Competing Transaction” shall be replaced with “50%”.

“Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; and (d) customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means an amount in cash equal to US$1,000,000.

“Trademarks” means trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith.

“US Dollar” or “US$” means the legal currency of the United States of America.

“VIE” means Beijing Syswin Xing Ye Real Estate Brokerage Company Limited.

“VIE Contracts” means the following agreements:

(i)                         Exclusive Technical Consulting and Service Agreement between Beijing Syswin Zhi Di Technology Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010;

(ii)                      Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Qingling Company Limited dated August 4, 2010;

(iii)                   Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Beijing Syswin International Real Estate Consulting Company Limited dated August 4, 2010;

(iv)                  Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Chengzhi Investment Group Limited dated May 4, 2012;

(v)                     Exclusive Purchase Option Agreement among Syswin Limited, Beijing Syswin International Real Estate Consulting Company Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010;

(vi)                  Exclusive Purchase Option Agreement among Syswin Limited, Qingling Company Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010;

(vii)               Exclusive Purchase Option Agreement among Syswin Limited, Chengzhi Investment Group Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated May 4, 2012;

(viii)            Power of Attorney executed by each of Qingling Company Limited and Beijing Syswin International Real Estate Consulting Company Limited to Beijing Syswin Zhi Di Technology Limited, dated August 4, 2010; and

(ix)                  Power of Attorney executed by Chengzhi Investment Group Limited to Beijing Syswin Zhi Di Technology Limited dated May 4, 2012.

(b)                                 Each of the following terms is defined in the Sections set forth opposite such term:

Term	Section
ADS	3.01(a)
Agreement	Preamble
Alternative Acquisition Agreement	7.03(d)
Arbitration Rules	10.07(b)
Articles of Association	2.05
Available Cash Financing	7.14(a)
Backup Financing	7.14(b)
Backup Financing Documents	7.14(b)
Bankruptcy and Equity Exception	4.04(a)
Cayman Plan of Merger	2.03
Centre	10.07(b)
Change in the Company Recommendation	7.03(d)
Closing	2.02
Closing Date	2.02
Company	Preamble
Company Affiliate	4.06(b)
Company Board	Recitals
Company Intellectual Property	4.14(a)
Company SEC Reports	4.07(a)
Damages	7.05(b)

Term	Section
Deposit Agreement	3.02(i)
Depositary	3.02(i)
Dispute	10.07(b)
Dissenting Shares	3.01(a)
Dissenting Shareholders	3.01(a)
Effective Time	2.03
Environmental Law	4.16
Environmental Permits	4.16(a)
Equity Commitment Letter	Section 5.07(a)
Equity Financing	Section 5.07(a)
Excluded Shares	3.01(a)
Financing	Section 7.14(c)
Financing Documents	Section 7.14(c)
Founder Shares	3.01(a)
Guarantee	Recitals
Guarantor	Recitals
Government Official	4.06(b)
Indemnified Parties	7.05(a)
Leased Real Property	4.13(b)
Material Contracts	4.17(a)
Merger	Recitals
Merger Consideration	3.02(a)
Merger Sub	Preamble
Mr. Chen	Recitals
Notice of Superior Proposal	7.03(e)
Notice Period	7.03(e)
Owned Real Property	4.13(a)
Parent	Preamble
Paying Agent	3.02(a)
Per ADS Merger Consideration	3.01(a)
Per Share Merger Consideration	3.01(a)
Plans	4.11(a)
PRC Subsidiaries	4.22(a)
Proxy Statement	4.05(b)
Real Property Leases	4.13(b)
Record Date	7.02(b)
Required Company Vote	4.04(c)
Restraint	8.01(b)
Schedule 13E-3	4.05(b)
Shares	3.01(a)
Share Certificates	3.02(b)
Special Committee	Recitals
specified currency	1.02
Surviving Company	2.01

Term	Section
Takeover Statute	4.21
Transactions	Recitals

Section 1.02.                          Interpretation; Headings.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section, Exhibit, Appendix or Schedule, such reference is to an Article or Section of, or Exhibit, Appendix or Schedule to, this Agreement unless otherwise indicated. All Exhibits, Appendices and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All capitalized terms used in any Exhibit, Appendix or Schedule shall have the meaning as defined in this Agreement, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement. Where this Agreement specifies an amount in a given currency (the “specified currency”) or its “equivalent”, the “equivalent” is a reference to the amount of any other currency which, when converted into the specified currency utilizing the spot rate of exchange quoted by China Merchants Bank, acting through its Hong Kong branch, for the purchase of the specified currency with that other currency at the relevant time, is equal to the relevant amount in the specified currency.

ARTICLE II
THE MERGER

Section 2.01.                          The Merger.  Upon the terms and subject to the conditions in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the Cayman Companies Law, whereupon the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving company (the “Surviving Company”) in the Merger.

Section 2.02.                          Closing.  The closing for the Merger (the “Closing” and the date on which it occurs, the “Closing Date”) shall take place at the office of Wilson Sonsini Goodrich & Rosati P.C., Unit 1001, 10/F Henley Building, 5 Queens Road Central, Hong Kong, on the fifth Business Day following the day on which the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other date, time or place as agreed to in writing by Parent and the Company.

Section 2.03.                          Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantially in the form set forth in Exhibit A attached hereto and the Company shall file the Cayman Plan of Merger and such other documents as required by the Cayman Companies Law in connection with the Merger with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law.  The Merger shall become effective at such time (the “Effective Time”) as the Cayman Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time within 90 days of the date of registration of the Cayman Plan of Merger as Merger Sub and the Company may agree and specify in the Cayman Plan of Merger.

Section 2.04.                          Effect of the Merger.  At the Effective Time, the Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.05.                          Memorandum and Articles of Association.  At the Effective Time, the memorandum and articles of association of the Surviving Company then in effect shall be the memorandum and articles of association annexed to the Cayman Plan of Merger (the “Articles of Association”).

Section 2.06.                          Directors and Officers.  The parties hereto shall take all actions necessary so that from and after the Effective Time, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

ARTICLE III
CONVERSION OF SHARES; PAYMENT

Section 3.01.                          Conversion of Shares.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a)                                 Shares of the Company. Each ordinary share, par value US$0.0000008 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing four Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to be outstanding or exist and the register of members of the Company shall be amended accordingly. Each Share, other than Excluded Shares (as defined below), shall thereafter represent only the right to receive US$0.5125 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents four Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent solely the right to receive US$2.05 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement (as defined below). For the purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares, including Shares represented by ADSs, beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by each of Parent, its direct and indirect shareholders and their respective Affiliates, including Mr. Chen, prior to the Effective Time (“Founder Shares”) and (ii) Shares (“Dissenting Shares”) owned by record holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”).

(b)                                 Cancellation of Founder Shares. Each Founder Share shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be cancelled without any consideration and no payment or distribution shall be made with respect thereto.

(c)                                  Dissenting Shares. Each Share outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder shall be cancelled and shall thereafter represent only the right to receive either (i) the Per Share Merger Consideration, if and when such Dissenting Shareholder has effectively withdrawn or lost his appraisal rights under the Cayman Companies Law or (ii) the payment resulting from the procedure in Section 238 of the Cayman Companies Law, if such Dissenting Shareholder has not effectively withdrawn or lost his appraisal rights under the Cayman Companies Law. The Company shall give Parent (A) prompt notice of the receipt of any notice of dissent or other written demands for appraisal or any other instruments served pursuant to applicable Laws relating to shareholders’ rights of appraisal and (B) the opportunity to direct all negotiations and proceedings with respect to all demands for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)                                 Shares of Merger Sub. Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company and this shall be reflected in the register of members of the Surviving Company.

(e)                                  Certain Adjustments. Notwithstanding any other provision of this Article III, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar action, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be appropriately adjusted to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

Section 3.02.                          Payment for Shares.

(a)                                 Paying Agent. At or prior to the Effective Time, Parent shall (i) appoint an agent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”) for the purposes of paying the Per Share Merger Consideration to holders of each Share other than Excluded Shares, including ADSs representing such Shares (collectively, the “Merger Consideration”) and (ii) deposit, or cause to be deposited with the Paying Agent a cash amount in US Dollars in immediately available funds which, when aggregated with the Available Cash, is sufficient for the Paying Agent to make payments under Section 3.01(a); provided that the Company shall cooperate with Parent with respect to the amount of Available Cash Financing to be so deposited, subject to the terms and conditions of Section 7.14.

(b)                                 Delivery of Letters of Transmittal. Promptly after the Effective Time (and in any event within (x) five Business Days in the case of record holders and (y) three Business Days in the case of the depositary trust company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Company shall cause the Paying Agent to mail (or in the case of the depository trust company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands exempted company specifying how the delivery of the Merger Consideration to registered holders of the Shares shall be effected; and (ii) instructions for effecting the surrender of share certificates, if any, representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(g)) in exchange for the Merger Consideration. Promptly after a Dissenting Shareholder has effectively withdrawn or lost his appraisal rights under the Cayman Companies Law, the Surviving Company shall mail to such Dissenting Shareholder such letter of transmittal and instructions.

(c)                                  Payment Procedures. Upon surrender of any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) to the Paying Agent (in the case of Shares other than the Excluded Shares) or the Surviving Company (in the case of Shares held by Dissenting Shareholders who have effectively withdrawn or lost their appraisal rights under the Cayman Companies Law) in accordance with the terms of such letter of transmittal, each registered holder of Shares shall be entitled to receive a cheque in an amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary (as defined below) to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in US Dollars equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (net of any applicable fees and charges of, and expenses incurred by, the Depositary, and withholding taxes) pro rata to their holdings of ADSs upon surrender by them of the American Depositary Receipts for such ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs.

(d)                                 Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Company, as applicable, of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members maintained by the Company; or (ii)  notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Company.

(e)                                  Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of any Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Laws. At the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for the Share Certificates representing the Founder Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

(f)                                   Return of Merger Consideration. Any portion of the Merger Consideration (including the proceeds of any investments of the Merger Consideration) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be returned to the Surviving Company upon demand by the Surviving Company. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Company for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates, if any, or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(g), without any interest thereon.

(g)                                  Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Company with respect to such Share Certificate, the Paying Agent or the Surviving Company, as applicable, will issue a cheque to such Person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(h)                                 Withholding Rights. Each of the Surviving Company, Parent and the Paying Agent, without double counting, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amount as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provision of applicable Laws relating to Tax. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Company, Parent or the Paying Agent, as the case may be.

(i)                                     Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement dated November 10, 2010 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j)                                    No Liability. None of the Surviving Company, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(k)                                 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

(l)                                     No Further Dividends. No holder of any Share outstanding prior to the Effective Time shall be entitled to receive any dividends or other distributions with respect to shares of the Surviving Company with a record date on or after the Effective Time.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Schedule that specifically relates to a specific section or subsection of this Article IV and (ii) as disclosed in the Company SEC Reports filed or furnished prior to the date of this Agreement (excluding “risk factors” sections or any other language in such reports that is nonspecific, cautionary, predictive or forward-looking in nature, in each case other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01.                          Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its businesses as it is now being conducted and is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so organized, qualified or licensed or in good standing, or to have such power or authority, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.

Section 4.02.                          Memorandum and Articles of Association.

The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and its Subsidiaries are in full force and effect in all material respects.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in any material respect.

Section 4.03.                          Capitalization.

(a)                                 The authorized share capital of the Company is US$50,000 divided into 60,000,000,000 Shares and 2,500,000,000 preferred shares of a nominal or par value of US$0.0000008 each. As of December 21, 2012, 193,275,000 Shares are issued and outstanding (including Shares represented by ADSs), all of which are duly authorized, validly issued, fully paid and non-assessable. No preferred share is issued and outstanding.

(b)                                 Except as set forth in Section 4.03(b) of the Company Disclosure Schedule, and except for this Agreement and the Transactions, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any of its Subsidiaries relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries. As of the date of this Agreement and other than the ADSs and the Deposit Agreement, the Company has not issued or had outstanding any bonds, debentures, notes or other obligations, which entitles the holders to the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(c)                                        Each outstanding share of capital stock of, or other equity interest in, each Subsidiary wholly owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its wholly owned Subsidiaries free and clear of all Encumbrances (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests. Each outstanding share of capital stock of or other equity interest that are directly or indirectly owned by the Company in each Subsidiary that is not wholly owned by the Company (other than VIE and its Subsidiaries) is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its Subsidiaries free and clear of all Encumbrances (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests.

Section 4.04.                          Authority Relative to This Agreement.

(a)                                 The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the approval of this Agreement and the Merger, obtaining the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfer), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)                                 The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) approved and declared advisable the Merger, the other Transactions and this Agreement; (ii) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders (other than holders of Founder Shares); and (iii) subject to Section 7.03(e), resolved to recommend the approval and adoption of this Agreement, and directed that this Agreement be submitted for approval, by the shareholders of the Company at the Company Shareholders’ Meeting.

(c)                                  The only vote of the holders of any class or series of share capital of the Company necessary to approve and adopt this Agreement and the Transactions (including the Merger) is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class, at the Company Shareholders’ Meeting

(the “Required Company Vote”).

Section 4.05.                          No Conflict; Required Filings and Consents; Secured Creditors.

(a)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) and the Company Shareholder Approval have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of the Company or any of its Subsidiaries (other than Permitted Encumbrances) pursuant to any note, bond, mortgage, indenture, deed of trust, contract, agreement, Lease, Company Permit or other instrument or obligation to which the Company of any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Other than filings and/or notices required for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of the Exchange Act Rule 13e-3 transaction statement on Schedule 13E-3 (together with the exhibits thereto, the “Schedule 13E-3”), which shall include, as an exhibit thereto, the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3), (ii) compliance with the rules and regulations of NYSE, and (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions, except for those that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  The Company does not have any secured creditors.

Section 4.06.                          Permits; Compliance.

(a)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the business of each of the Company and its Subsidiaries is conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NYSE, (iii) each of the Company and its Subsidiaries is in possession of all Company Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (v) no such Company Permit shall cease to be effective as a result of the Transactions.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent, or any other person acting for or on behalf of the Company or any Subsidiary (each, a “Company Affiliate”) has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Laws or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office (each, a “Government Official”) for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company, any of its Subsidiaries or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person. No investigation or review by any Governmental Authority with respect to the Company or its Subsidiaries is pending or threatened in writing, nor has any Governmental Authority indicated in writing an intention to conduct the same, except for (A) such investigations or reviews that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) any investigation or review related to the Merger.

Section 4.07.                          SEC Filings; Financial Statements.

(a)                                 The Company has timely filed, or furnished, as the case may be, all forms, reports, statements, schedules and other documents required to be filed or furnished by it with the SEC since November 4, 2010 pursuant to the Securities Act and the Exchange Act (the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act (in each case, including the rules and regulations promulgated thereunder), and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any form, report, statement, schedule or other document with the SEC.

(b)                                 The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)                                  The audited and unaudited consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein, in each case in accordance with GAAP.

(d)                                 The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to its chief executive officer and chief financial officer or other persons performing similar functions. Neither the Company nor its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated. There is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

Section 4.08.                          No Undisclosed Liabilities.  None of the Company or any Subsidiary of the Company has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (i) reflected or reserved against in the consolidated balance sheets of the Company and its consolidated Subsidiaries included in the Company SEC Reports, (ii) incurred after June 30, 2012 in the ordinary course of business consistent with past practice, or (iii) incurred pursuant to the Transactions in accordance with this Agreement.

Section 4.09.                          Absence of Certain Changes or Events.  Since June 30, 2012, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been (A) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (B) (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company); or (ii) any redemption, repurchase or other acquisition of any capital share of the Company or any of its Subsidiaries; or (C) (i) any material increase in the compensation or benefits payable or to become payable to the officers or employees of the Company or any of its Subsidiaries (except for increases for employees in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president or above, except to the extent required by applicable Laws.

Section 4.10.                          Absence of Litigation.  As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that would have a Company Material Adverse Effect.  None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing Order of any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11.                          Employee Benefit Plans.

(a)                                 All material benefit and compensation plans, agreements, or arrangements, including, without limitation, plans and agreements to provide severance or fringe benefits, (the “Plans”) covering current or former Service Providers are listed in Section 4.11(a) of the Company Disclosure Schedule.  Neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan.  Since June 30, 2012, there has been no material change, amendment, modification to, or adoption of, any Plan.

(b)                                 Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (x) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Plans or otherwise; (y) increase any benefits otherwise payable under any of the Plans; or (z) result in any acceleration of the time of payment or vesting of any such benefits.

(c)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no outstanding Order against the Plans, (ii) each document prepared in connection with a Plan complies with applicable Laws, (iii) each Plan has been operated in accordance with its terms, applicable Laws, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iv) to the Company’s Knowledge no circumstance, fact or event exists that could result in any default under or violation of any Plan, and no Action is pending or, to the Company’s Knowledge, threatened with respect to any Plan.

Section 4.12.                          Labor and Employment Matters.

(a)                                 Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement applicable to persons employed by the Company or any of its Subsidiaries. As of the date hereof, (i) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC relating to employment, termination, wages and hours and social security, in each case, with respect to each of the employees of the Company or any of its

Subsidiaries (including those on layoff, disability or leave of absence, whether paid or unpaid); (ii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for its employees; and (iii) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority.

(b)                                 Except as would not reasonably be expected to have, individually or aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all applicable Laws of the PRC relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes, and (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person.

Section 4.13.                          Real Property.

(a)                                 Section 4.13(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company and its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (the “Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title, or has been validly granted long term land use rights and building ownership rights, as applicable, to each parcel of Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances.

(b)                                 The Company has made available to Parent copies of all leases, subleases and other agreements (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Leased Real Property”) (and all modifications, amendments and supplements thereto). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Real Property Leases constitute valid and legally binding obligations of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and are in full force and effect. No termination event or condition or uncured default of a material nature on the part of the Company or any of its Subsidiaries or, to the Company’s Knowledge, the landlord, exists under any Real Property Lease.

(c)                                  No party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder within the past two years before the date of this Agreement.

(d)                                 Except as would not reasonably be expected to have, individually or aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets

(excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

Section 4.14.                          Intellectual Property.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect,

(a)                                 the Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Encumbrances (other than Permitted Encumbrances);

(b)                                 neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property.  Neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries infringes, dilutes or misappropriates any Intellectual Property rights of any Person. To the Knowledge of the Company, no third party is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any Subsidiary of the Company;

(c)                                  there are no pending or, to the Knowledge of the Company, threatened Actions by any Person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property; and

(d)                                  The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

Section 4.15.                          Taxes.  The Company and each of its Subsidiaries (i) have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all material respects; and (ii) have paid all taxes that are shown as due on such filed Tax Returns and any material Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith.  As of the date hereof, there are not pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters that would have a Company Material Adverse Effect.

Section 4.16.                          Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 the Company and its Subsidiaries are in compliance with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect;

(b)                                 neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law;

(c)                                  neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any third party concerning liability under any Environmental Law; and

(d)                                 to the Company’s Knowledge, neither the Company nor any of its Subsidiaries owns or operates any real property contaminated with any substance that is subject to any Environmental Laws or is liable for any off-site disposal or contamination pursuant to any Environmental Laws.

As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national Law relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. This Section 4.16 constitutes the only representations and warranties of the Company with respect to Environmental Law.

Section 4.17.                          Material Contracts.

(a)                                 Except for (A) this Agreement and (B) Contracts filed as exhibits to the Company SEC Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i)                                     any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                                  any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;

(iii)                               any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment, of more than US$3,000,000 in any calendar year;

(iv)                              any Contract involving Indebtedness of the Company or any of its Subsidiaries of more than US$5,000,000;

(v)                                 any Contract granting or evidencing an Encumbrance on any properties or assets of the Company or any of its Subsidiaries with value of more than US$5,000,000, other than a Permitted Encumbrance;

(vi)                              any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(vii)                           any Contract that contains restrictions with respect to (A) pledging of share capital of the Company or (B) issuance of guaranty by the Company; or

(viii)                        any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act.

Each such Contract described in clauses (i) to (viii) above is referred to herein as a “Material Contract.”

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.18.                          Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect,

(a)                                 all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are of the type and in amounts customarily carried by Persons conduction businesses similar to the Company in the same industry in the PRC and are in full force and effect;

(b)                                 the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost;

(c)                                  neither the Company nor any of its Subsidiaries has received any notice in writing threatening the termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policy; and

(d)                                 neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

Section 4.19.                          Opinion of Financial Advisor.  The Special Committee has received the written opinion of Oppenheimer & Co. Inc., dated as of the date hereof, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Founder Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Special Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 4.20.                          Brokers.  No broker, finder or investment banker (other than Oppenheimer & Co. Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.  The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with Oppenheimer & Co. Inc. pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.21.                          Takeover Statute.  The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association) (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Schedule that specifically relates to a specific section or subsection of this Article V, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01.                          Organization and Qualification. Parent is a business company duly organized, validly existing and in good standing under the Laws of the British Virgin Islands and Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands.  Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

Section 5.02.                          Certificate of Incorporation and Memorandum and Articles of Association. The certificate of incorporation and memorandum and articles of association of each of Parent and the Merger Sub, as previously provided to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or memorandum and articles of association in any material respect.

Section 5.03.                          Capitalization. .

(a)                                 The authorized share capital of Parent consists solely of 50,000 ordinary shares, which may be issued with or without par value. As of the date of this Agreement, 1 ordinary share of Parent was issued, with no par value, and outstanding, all of which is duly authorized, validly issued, fully paid and non-assessable and all of which is owned by Mr. Chen free and clear of all Encumbrances.

(b)                                 The authorized share capital of Merger Sub is US$50,000 divided into 50,000 ordinary shares, par value US$1.00 per share.  As of the date of this Agreement, 1 ordinary share of Merger Sub was issued and outstanding, all of which is duly authorized, validly issued, fully paid and non-assessable and all of which is owned by Parent free and clear of all Encumbrances.

(c)                                  Other than as provided in this Agreement, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of, or other equity interests in, Parent or Merger Sub.

Section 5.04.                          Authority Relative to this Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, including the approval of the board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.05.                          No Conflict; Required Filings and Consents; Secured Creditors.

(a)                                 The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other Transactions will not (i) conflict with or violate the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract to which

Parent or Merger Sub is a party, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(b)                                 Other than (i) the filings and/or notices pursuant to Section 13 of the Exchange Act (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, and the filing of an amendment to Schedule 13G with the SEC), (ii) compliance with the rules and regulations of NYSE, and (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except for those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(c)                                  Merger Sub does not have any secured creditors.

Section 5.06.                          Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, and has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization or pursuant to this Agreement or in connection with the Merger and the other Transactions. The Merger Sub does not have any Subsidiaries.

Section 5.07.                          Sufficient Funds. Parent and Merger Sub have or will have, available as of the Effective Time, sufficient funds, when aggregated with the Available Cash of $15,600,000 on the date hereof, to consummate the Merger and the other Transactions and to pay all related fees and expenses.

(a)                                 Parent has delivered to the Company a true, complete and correct copy of an executed equity commitment letter (the “Equity Commitment Letter”) pursuant to which Mr. Chen has committed, subject to the terms and conditions set forth therein, to invest in Parent, the cash amount of $15,500,000 (“Equity Financing”). The Equity Commitment Letter provides that (i) it may be enforced by the Company in accordance with Section 10.06 of this Agreement and (ii) the Company is a third-party beneficiary of the Equity Commitment Letter.  The Equity Commitment Letter is in full force and effect and constitutes legal, valid and binding obligations of Mr. Chen (subject to the Bankruptcy and Equity Exception).  No event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or Mr. Chen under the Equity Commitment Letter.  As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the Effective Time. The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to

Parent on the terms therein.  There are no side letters or other agreements, contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter.

Section 5.08.         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.09.                          Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming (i) the solvency of the Company immediately prior to the Effective Time, (ii) accuracy of the representations and warranties made by the Company in Article IV, and (iii) the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, immediately after giving effect to all of the Transactions contemplated hereby, the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related fees and expenses, the Surviving Company will be solvent, as such term is used under the Laws of the Cayman Islands, at and immediately after the Effective Time.

Section 5.10.                          Ownership of Securities.

(a)                                 As of December 21, 2012, Parent owned, legally and beneficially (as such term is used in Rule 13d-3 promulgated under the Exchange Act), the Founder Shares, consisting of 115,759,692 Shares, free and clear of any Encumbrances.  Except for this Agreement and except as set forth in Section 5.10(a) of the Parent Disclosure Schedule, there are no agreements, arrangements, warrants, options, puts, calls, rights or other commitments or understandings of any character to which Parent or any of its Affiliates is a party or by which their respective assets are bound relating to the issuance, sale, purchase, acquisition, redemption, conversion, exchange, registration, voting or transfer of the Founder Shares.

(b)                                 Except as described in Section 5.10(a), as of the date of this Agreement, none of Parent, Merger Sub or any of their Affiliates beneficially owns any Shares or other securities of, or any other economic interest in, the Company or its Subsidiaries or any options, warrants or other rights to acquire Shares or other securities of the Company or its Subsidiaries.

(c)                                  (i) The Schedule 13G with respect to the Company filed with the SEC on February 14, 2011 by Mr. Chen completely and correctly sets forth as of the date thereof, and (ii) the then-current Schedule 13G or Schedule 13D with respect to the Company filed with the SEC by Mr. Chen shall completely and correctly set forth as of the Effective Time, the legal and beneficial ownership with respect to the Shares legally and beneficially owned by Parent, Mr. Chen and their respective Affiliates.

Section 5.11.                          Absence of Litigation. As of the date hereof, there is no material Action pending or threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order.  As of the date hereof, there is no Action pending or threatened against

Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other Transactions.

Section 5.12.                          Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in Article IV).

Section 5.13.                          Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

Section 5.14.                          Guarantees. Concurrently with the execution of the Agreement, the Guarantor has delivered to the Company a duly executed Guarantee.  The Guarantee is in full force and effect and is a legal, valid and binding obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under its Guarantee.

Section 5.15.                          Certain Actions.  Other than this Agreement, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration in connection with the Transactions or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01.                          Conduct of Business by the Company Pending the Merger.

(a)                                 The Company covenants and agrees that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, except (i) as required by applicable Laws, (ii) as set forth in Section 6.01 of the Company Disclosure Schedule, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent, (1) the businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice, and (2) the Company and each of its Subsidiaries shall use their respective reasonable best efforts to (A) preserve substantially intact their existing assets, (B) preserve substantially intact their business organization, (C) keep available the services of their current officers and key employees, (D) maintain and preserve intact their current relationships with customers, suppliers, distributors and other Persons with whom the Company or any of its Subsidiaries has material business relationships, and (E) comply with applicable Laws, in all cases referred to in clauses (1) and (2) above, in all material respects.

(b)                                 By way of amplification and not limitation, except as required by applicable Laws, as set forth in Section 6.01 of the Company Disclosure Schedule, as expressly contemplated or permitted by any other provision of this Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will not and will cause its Subsidiaries not to:

(i)                                     amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

(ii)                                  (A) issue, sell, pledge, terminate or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of an Encumbrance on, any share capital or other ownership interests, of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries;

(iii)                               (A) sell, pledge or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of an Encumbrance on, any assets of the Company or any of its Subsidiaries having a current value in excess of US$3,000,000, in each case, other than Permitted Encumbrances;

(iv)                              declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends paid by any of the Company’s direct or indirect Subsidiaries to the Company or any of its other Subsidiaries;

(v)                                 adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital;

(vi)                              alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of the Company’s Subsidiaries;

(vii)                           (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, except for any such acquisitions for consideration not exceeding US$3,000,000; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for Indebtedness the outstanding amount of which (after deducting the aggregate amount of cash and cash equivalents held by the Company and its Subsidiaries), does not exceed US$5,000,000 or its equivalent in the aggregate for the Company and its Subsidiaries; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$3,000,000 or capital expenditures which are, in the aggregate, in excess of US$5,000,000 for the Company and its Subsidiaries taken as a whole, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice; or (D) amend any Contract with respect to any matter set forth in this Section 6.01(b)(vii);

(viii)                        create any new Subsidiary;

(ix)                              engage in the conduct of any new line of business outside of its existing business segments material to the Company and its Subsidiaries, taken as a whole;

(x)                                 make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xi)                              settle any Action, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$3,000,000, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xii)                           enter into, materially amend or modify, or consent to the termination of any Material Contract, or enter into, amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xiii)                        make or change any material Tax election, materially amend any Tax Return (except as required by applicable Laws), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xiv)                       except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as otherwise required by applicable Laws or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements with any executive officer or director of the Company or any of its wholly-owned Subsidiaries, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any Service Provider except in the ordinary course of business consistent with past practice, (C) establish, adopt, materially amend or terminate any Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Plan, to the extent not already required in any such Plan or contemplated by this Agreement, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(xv)                          fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xvi)                       agree, authorize, commit, or enter into any formal agreement to do any of the foregoing.

Section 6.02.                          Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action or fail to take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

ARTICLE VII
ADDITIONAL AGREEMENTS

Section 7.01.                          Preparation of Proxy Statement and Schedule 13E-3.

(a)                                 As promptly as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be filed with the SEC as an exhibit to the Schedule 13E-3. Each of Parent and Merger Sub shall promptly furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3 and cooperate with the Company in the preparation and filing of the Schedule 13E-3. The Company shall not make any filing of, or amendment or supplement to, the Schedule 13E-3 without providing Parent a reasonable opportunity to review and comment thereon. Each of Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3.  Each party agrees to notify the other parties of any comments (and to provide the other parties and their respective counsels with copies of any written comments) that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 within twenty-four hours after receipt thereof. If at any time prior to the Effective Time, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers which should be set forth in an amendment or supplement to the Schedule 13E-3, so that the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b)                                 As promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the shareholders of the Company and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

Section 7.02.                          Company Shareholders’ Meeting.

(a)                                 As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 (including the Proxy Statement filed therewith as an exhibit), the Company shall take, in accordance with applicable Laws and its memorandum and articles of association, all action necessary to call, give notice of, and convene the Company Shareholders’ Meeting; provided that the Company may postpone or adjourn the Company Shareholders’ Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (i) with the consent of Parent, (ii) if at the time the Company Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders’ Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting. For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 7.03(e), the Company shall not be required to convene the Company Shareholders’ Meeting and submit this Agreement to the holders of the Shares for approval.

(b)                                 The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders’ Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Laws. In the event that the date of the Company Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, the Company shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws.

(c)                                  Subject to Section 7.03, the Company Board shall make the Company Recommendation and shall use its reasonable best efforts in accordance with applicable Laws and the memorandum and articles of association of the Company, to obtain the Company Shareholder Approval.

Section 7.03.                          Competing Transactions.

(a)                                 Except as otherwise set forth in this Section 7.03, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing any non-public information), or take any other action to facilitate, any inquiries or indication of interest or the making of any proposal or offer (including any proposal or offer to the Company’s shareholders) with respect to, or that may reasonably be expected to lead to, a Competing Transaction, (ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any of its Subsidiaries in furtherance of such inquiries or indication of interest or to obtain a proposal or offer with respect to a Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction (other than to state that the Company is not permitted to have such discussions), (iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Competing Transaction or any proposal or offer with respect to or that may reasonably be expected to lead to, a Competing Transaction, or that requires the Company to abandon this Agreement or the Merger, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all steps necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or Takeover Statute). Upon execution of this Agreement, the Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted prior to the date of this Agreement by the Company with respect to a Competing Transaction and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Competing Transaction, effective on and from the date hereof. The Company shall promptly request each Person that has heretofore executed a standstill, confidentiality or similar agreement in connection with such Person’s consideration of a Competing Transaction to return (or if permitted by the applicable agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable agreement and, if requested by Parent, to enforce such Person’s obligation to do so. The Company acknowledges and agrees that any violation of the restrictions on the Company set forth in this Section 7.03(a) by any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 7.03(a).

(b)                                 The Company shall as promptly as reasonably practicable (and in any event, within 48 hours after the Company attains knowledge thereof) notify Parent, after the receipt by the Company, any of its Subsidiaries or any of their respective Representatives of any proposal, indication of interest, inquiry, offer or request (or any amendment thereto) with respect to a Competing Transaction, including any request for discussions or negotiations and any written request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries. Such notice shall indicate the identity of the Person making such proposal, indication of interest, inquiry, offer or request and a description of such proposal, indication of interest, inquiry, offer or request, including the terms and conditions (if any) of such proposed Competing Transaction, and the Company shall as promptly as reasonably practicable (and in any event, within 48 hours after receipt by the Company) provide to Parent copies of any written materials received by the Company in connection with any of the foregoing. The Company shall keep Parent fully informed on a reasonably current basis of the status and material details of (including discussions with respect to or amendments or proposed amendments to) (i) any such proposal, indication of interest, inquiry, offer or request and (ii) any information requested of or provided by the Company pursuant to Section 7.03(c). The Company shall provide Parent with at least 48 hours prior written notice of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee is reasonably expected to consider any proposal, inquiry, offer or request with respect thereto (or any lesser advance notice otherwise provided to members of the Company Board or Special Committee in respect of such meeting). The Company agrees that it shall as promptly as reasonably practicable (and in any event, within 48 hours) provide to Parent any information concerning the Company that may be made available pursuant to Section 7.03(c) to any other Person in response to any such proposal, indication of interest, inquiry, offer or request (or any amendment thereto) which was not previously provided to Parent.

(c)                                  Notwithstanding anything to the contrary in Section 7.03(a), at any time prior to the receipt of the Company Shareholder Approval, (i) following receipt by the Company of a written bona fide proposal or offer from any Person with respect to a Competing Transaction that did not result from a material breach of Section 7.03(a), the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of such proposal or offer so as to determine whether it constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the restrictions of this Section 7.03 ; provided that the Company shall keep Parent informed on a reasonably current basis of such contact; and (ii) the Company may, subject to compliance with this Section 7.03(c) and acting under the direction of the Special Committee, furnish information to, and enter into discussions with, a Person who has made a written bona fide proposal or offer with respect to a Competing Transaction that did not result from a material breach of Section 7.03(a) if, prior to furnishing such information or entering into such discussions, (x) the Special Committee has determined, in its good faith judgment (after having received the advice of its independent financial advisor and outside legal counsel) that (A) such proposal or offer constitutes, or is reasonably likely to result in, a Superior Proposal and (B) the failure to furnish such information to, or enter into such discussions with, the Person who made such proposal or offer would be inconsistent with the Company Board’s fiduciary duties under the Laws of the Cayman Islands, (y) the Company promptly provides written notice to Parent of its intent to furnish information or enter into discussions with such Person and discloses (and, if applicable, promptly provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub, and (z) the Company has obtained from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and, promptly following its execution, delivered to Parent a copy of such Acceptable Confidentiality Agreement.

(d)                                 Except as set forth in Section 7.03(e), the Company (acting through the Company Board or any committee thereof) shall not (i) (A) withhold, withdraw (or not continue to make), qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Competing Transaction, (C) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten Business Days after the commencement of such Competing Transaction, (D) fail to include the Company Recommendation in the Proxy Statement, (E) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03(c)) (any action described in clauses (A) through (E), a “Change in the Company Recommendation”) or (ii) enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Competing Transaction (an “Alternative Acquisition Agreement”). The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 7.03(d).

(e)                                  Notwithstanding anything to the contrary in Section 7.03(d), at any time prior to the receipt of the Company Shareholder Approval, the Company Board (upon recommendation of the Special Committee) may make a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 9.01(c)(iii) to enter into an Alternative Acquisition Agreement if (x) the Company has received a written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from a material breach of Section 7.03(a), that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) determines, in its good faith judgment (after having received the advice of its independent financial advisor and outside legal counsel) constitutes a Superior Proposal, and (y) the Company Board (upon recommendation of the Special Committee) determines in its good faith judgment (after having received the advice of outside legal counsel), that the failure to do so would be inconsistent with its fiduciary duties under applicable Laws; provided that prior to effecting a Change in the Company Recommendation in connection with a Superior Proposal and/or terminating this Agreement pursuant to Section 9.01(c)(iii) to enter into an Alternative Acquisition Agreement, in each case as permitted by this Section 7.03(e), (A) the Company shall have provided written notice to Parent and Merger Sub (a “Notice of Superior Proposal”) advising Parent and Merger Sub that the Company Board has received a Superior Proposal, stating that the Company Board intends to make a Change in the Company Recommendation and/or terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 9.01(c)(iii) (as applicable), and specifying the information required to be included in any notice required to be delivered to Parent under Section 7.03(b), (B)  the Company shall have negotiated, and shall have caused its Representatives to, during the five Business Day period following receipt by Parent and Merger Sub of the Notice of Superior Proposal (the “Notice Period”), negotiate, with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate), to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (any amendment to the terms of such Superior Proposal during the Notice Period shall require a new Notice of Superior Proposal of the terms of such amended Superior Proposal from the Company and an additional Notice Period that satisfies this Section 7.03(e)), and (C) following the end of the Notice Period, the Company Board (upon recommendation of the Special Committee) shall have determined in its good faith judgment (after having received the advice of its independent financial advisor and outside legal counsel) that the Superior Proposal giving rise to the Notice of Recommendation Change continues to constitute a Superior Proposal.

(f)                                   Nothing contained in this Section 7.03 shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the United States of America, or other applicable Laws, with regard to a Competing Transaction; provided that if such disclosure constitutes a Change in the Company Recommendation under Section 7.03(d), Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.01(d) (it being understood that a statement by the Company that describes the Company’s receipt of a Competing Transaction and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not constitute a Change in the Company Recommendation).

Section 7.04.                          Access to Information; Confidentiality.

(a)                                 Except as otherwise prohibited by applicable Laws or the terms of any Contract to which the Company or any of its Subsidiaries is subject (provided that the Company shall use its reasonable best efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) furnish as promptly as reasonably practicable to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request; provided that the Company shall not be required to (A) take or allow actions that would unreasonably interfere with the operation of the business of the Company and its Subsidiaries, or (B) provide access to or furnish any information if doing so would violate any applicable Laws or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any Subsidiary’s privilege with respect thereto.

(b)                                 All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with Section 10.08.

(c)                                  No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05.                          Directors’ and Officers’ Indemnification and Insurance.

(a)                                 The indemnification, advancement of expenses and exculpation provisions of the indemnification agreements and employment agreements by and among the Company or its Subsidiaries and their respective directors and executive officers, as in effect at the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or its Subsidiaries (the “Indemnified Parties”). The Articles of Association will contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Laws, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)                                 From and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time, to the extent provided under the Company’s or any of its Subsidiary’s organizational documents or indemnification agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Laws, including (X) the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions, and (Y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Laws; and (ii) the Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c)                                  The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the

Effective Time; provided that, subject to the immediately succeeding sentence, in no event shall the Surviving Company be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may at its option purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 7.05(c) shall terminate.

(d)                                 If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Company, as the case may be, that are set forth under this Section 7.05 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)                                  The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f)                                   The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, nor shall it be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective current or former officers and directors, it being understood and agreed that the indemnification provided for in this Section 7.05 is not prior to or in substitution for any such claims under any such policies.

Section 7.06.                          Stock Exchange Delisting.  Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary on its part under applicable Laws and rules and policies of NYSE or SEC to cause the Shares and the ADSs to be (a) delisted from NYSE as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 7.07.                          Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which shall have been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Laws or the requirements of NYSE, each of Parent and the Company shall use its reasonable best efforts to consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, Competing Transaction, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.03); provided that this Section 7.07 shall terminate upon a Change in the Company Recommendation.

Section 7.08.                          Notification of Certain Matters.

(a)                                 From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied, and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied; provided that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)                                 From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) any Action commenced or, to the Knowledge of the Company or Parent, as the case may be, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries and Affiliates which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article IV or Article V, as applicable, or which relates to the consummation of the Transactions.

Section 7.09.                          Reasonable Best Efforts; Further Action.

(a)                                 Each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate the Transactions, including using its reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to contracts with the Company and its Subsidiaries that are or shall become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and shall cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders.

(b)                                 Each party hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent), that is in effect and that restricts, prevents or prohibits consummation of the

Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 7.10.                          Takeover Statutes.  The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of such Takeover Statute on the Merger and the other Transactions.

Section 7.11.                          Resignations.  To the extent requested by Parent in writing at least three Business Days prior to the Effective Time, by the Effective Time, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company designated by Parent in such request.

Section 7.12.                          Participation in Litigations.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Transactions, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.13.                          Obligations of Parent and Merger Sub.

(a)                                 Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

(b)                                 At the Company Shareholders’ Meeting and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other Transaction contemplated herein is sought, Parent shall, and shall cause its Affiliates to, vote the Founder Shares in favor of granting the Company Shareholder Approval.

Section 7.14.                          Available Cash and Financing.

(a)                                 Each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions specified in Section 7.14(a) of the Parent Disclosure Schedule in accordance with the timeline set forth therein and to do, or cause to be done, such other things necessary to ensure that at the Closing, the aggregate amount of Available Cash shall equal $25,600,000 (the “Available Cash Financing”).  The parties will use their best efforts to cooperate with each other with respect to the Available Cash Financing and keep each other reasonably informed on a reasonably current basis of the status of the Available Cash Financing.

(b)                                 If (i) any portion of the Available Cash Financing becomes, or is reasonably expected to be, unavailable on a timely basis as contemplated by Section 7.14(a), (ii) any approval of any Governmental Authority required for the Available Cash Financing has not been obtained by March 5, 2013, or (iii) Parent shall have breached Section 7.15 of this Agreement, the Company shall so notify Parent (except in the case of clause (iii), Parent shall so notify the Company and the Company’s notice is not required) and Parent shall, as promptly as practicable following the occurrence of such event (and in any event no later than ten Business Days prior to the End Date), arrange to obtain alternative financing from alternative sources, with no recourse to the Company, in an aggregate amount sufficient, when added to any funds that are available under the Available Cash Financing and the Equity Commitment Letter, to consummate the Transactions (the “Backup Financing”), and to enter into definitive agreements with respect thereto (the “Backup Financing Documents”).  For the avoidance of doubt, Parent’s obligations to obtain Backup Financing shall apply to any funds required to consummate the Transactions as a result of any event referred to in clause (iii) above.  Each of Parent and Merger Sub shall keep the Company informed of all the material steps for arranging the Backup Financing, if applicable and provide to the Company copies of the Backup Financing Documents.

(c)                                  Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to (i) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Equity Commitment Letter and the Backup Financing Documents (if applicable, and together with the Equity Commitment Letter, the “Financing Documents”), (ii) cause the Equity Financing and Backup Financing (if applicable, and together with the Equity Financing, the “Financing”) to be funded at or prior to the Closing, including through litigation in good faith, and (iii) draw upon and consummate the Financing and Available Cash Financing at or prior to the Closing. Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents without prior consent of the Company.

(d)                                  Each of Parent and Merger Sub acknowledges and agrees that the obtaining or availability of the Financing or the Available Cash Financing shall not be a condition to the obligations of Parent and Merger Sub to consummate the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or the Available Cash Financing, subject to the applicable conditions set forth in Article VIII, the breach of which obligation will give rise to the remedies set forth in Article IX or Section 10.06, as applicable.

(e)                                  Parent shall (i) prior to the Closing, give the Company prompt notice of any material breach or threatened material breach by any party to the Financing Documents, of which Parent or Merger Sub becomes aware, or any termination thereof, and (ii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Financing.

(f)                                   Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the actions or arrangements contemplated by this Section 7.14 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with such actions and arrangements and information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries).  Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any Person under any financing that Parent and Merger Sub may raise in connection with the Transactions.

Section 7.15.                          Parent Ownership.  Parent shall not sell or otherwise transfer, or permit to be sold or otherwise transferred, any of the 115,978,588 Shares legally or beneficially owned by it as described in Section 5.10(a).

Section 7.16.                          Expenses. Subject to Section 9.03, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

Section 7.17.                          Actions Taken at Direction of CEO; Knowledge of Parent. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent, including Mr. Chen, without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.  Parent shall not have any right to (i) terminate this Agreement under Section 9.01, (ii) claim any damage or seek any other remedy at law or in equity or (iii) claim that any condition set forth in Sections 8.01 or 8.02 shall have not been satisfied, in each case by reason of any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent any officer or director of Parent, including Mr. Chen, has knowledge, as of the date of this Agreement, of such breach or inaccuracy.

ARTICLE VIII
CONDITIONS TO THE MERGER

Section 8.01.                          Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Laws) at or prior to the Effective Time of the following conditions:

(a)                                 Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with Cayman Companies Law.

(b)                                 No Order. No Governmental Authority shall have enacted, issued,

promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

Section 8.02.                          Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Laws) at or prior to the Closing Date of the following additional conditions:

(a)                                 Representations and Warranties.  (i) the representations and warranties of the Company set forth in (i) Section 4.03 of this Agreement shall be true and correct in all material respects and (ii) in each other Section of this Agreement (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications therein) shall be true and correct, except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case of (i) and (ii), as of the date of this Agreement and as of the Closing Date, as though made on and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date).

(b)                                 Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)                                  Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d)                                 No Company Material Adverse Effect. Since the date hereof, there shall not have occurred a Company Material Adverse Effect.

Section 8.03.                          Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger and the other Transactions are subject to the satisfaction or waiver (where permissible under applicable Laws) at or prior to the Closing Date of the following additional conditions:

(a)                           Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any “materiality” or similar qualifications therein) shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such date) except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, does not and would not reasonably be expected to prevent Parent and Merger Sub from consummating, or materially impair the ability of Parent and Merger Sub to consummate, the Merger.

(b)                           Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this

Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)           Officer Certificate. Parent and Merger Sub shall have delivered to the Company certificates, dated the Closing Date, signed by a director of each of Parent and Merger Sub, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.01.         Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)           by mutual written consent of Parent and the Company (upon the approval of the Special Committee); or

(b)           by either Parent or the Company if:

(i)            the Effective Time shall not have occurred on or before the End Date; provided that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose breach of, or failure to fulfill, any of its obligations under this Agreement results in, or has been a material cause of, the failure of the Effective Time to occur on or before the End Date;

(ii)           any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose breach of, or failure to fulfill, any of its obligations under this Agreement results in, or has been a material cause of, the issuance of such final, non-appealable Restraint; or

(iii)          the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting duly convened therefor or at any adjournment thereof; or

(c)           by the Company:

(i)            if Parent or Merger Sub shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 8.03 and (y) is incapable of being cured or has not been cured within thirty (30) Business Days of the receipt by Parent of written notice thereof from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement that would result in the closing conditions set forth in Section 8.01 and Section 8.02 not being satisfied;

(ii)           if (x) all of the conditions to closing contained in Section 8.01 and

Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), (y) Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing, and (z) Parent and Merger Sub fail to complete the Closing within five Business Days following the date the Closing should have occurred pursuant to Section 2.02; or

(iii)          if prior to the receipt of the Company Shareholder Approval, (x) the Company Board (upon recommendation of the Special Committee) has effected a Change in the Company Recommendation and/or authorized the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with the terms of this Agreement including Section 7.03(e), and (y) the Company has concurrently with the termination of this Agreement entered into, or immediately after termination of this Agreement, enters into, an Alternative Acquisition Agreement with respect to such Superior Proposal; or

(d)           by Parent:

(i)            if the Company shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 8.02 and (y) is incapable of being cured or has not been cured, in the case of a breach of Section 7.03, within ten (10) Business Days after the Company receives written notice of such breach from Parent, and in the case of any other breach by the Company, within thirty (30) Business Days of the receipt by the Company of written notice thereof from Parent; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement that would result in the closing conditions set forth in Section 8.01 and Section 8.03 not being satisfied; or

(ii)           if (x) the Company Board or any committee thereof shall have effected a Change in the Company Recommendation; or (y) the Company Board, acting through the Special Committee, notifies Parent or Merger Sub that it intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 7.03(e).

Section 9.02.         Effect of Termination.  In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) this Section 9.02, Section 9.03 and Article X, all of which shall survive any termination of this Agreement and remain in full force and effect, and (b) nothing in this Section 9.02 shall relieve any party from liability for fraud committed prior to such termination or for any intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 9.03.         Termination Fees and Expenses.

(a)           The Company agrees that:

(i)            If this Agreement is terminated by the Company pursuant to Section 9.01(c)(iii), the Company shall pay the Termination Fee to Parent or its designee within five Business Days after the date of such termination by wire transfer of same day funds to one or more accounts designated by Parent or its designee; and

(ii)           If this Agreement is terminated by Parent pursuant to Section 9.01(d), the Company shall, within five Business Days after the date of such termination, pay the Termination Fee to Parent or its designee by wire transfer of same day funds to one or more accounts designated by Parent or its designee;

For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

(b)           Parent agrees that if this Agreement is terminated by the Company pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), then Parent shall within five Business Days following such termination, pay or cause to be paid to the Company or its designees the Parent Termination Fee by wire transfer of same day funds; provided that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, and provided further that nothing in this Section 9.03(b) shall limit the rights of the Company under Section 10.06(c).

(c)           If (i) Parent shall terminate this Agreement pursuant to Section 9.01(d) or (ii) this Agreement is terminated by the Company pursuant to Section 9.01(c)(iii), then in any such event the Company shall pay Parent or its designee by wire transfer of same day funds, as promptly as possible (but in any event within three Business Days) following the delivery by Parent of an invoice therefor, all Expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the Transactions up to a maximum amount equal to US$500,000.

(d)           If the Company shall terminate this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), then Parent shall pay the Company or its designee by wire transfer of same day funds, as promptly as possible (but in any event within three Business Days) following the delivery by the Company of an invoice therefor, all Expenses incurred by the Company and its Affiliates in connection with the Transactions up to a maximum amount equal to US$500,000.

(e)           The Company and Parent acknowledge that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.03 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.03, the Parties would not have entered into this Agreement. In the event that any party shall fail to pay the Termination Fee, Parent Termination Fee or any Expenses when due, and, in order to obtain the payment, Parent or the

Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

Section 9.04.         Amendment.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time if, but only if, such amendment is in writing approved by the board of directors of each party to this Agreement (with respect to the Company Board, upon recommendation of the Special Committee); provided that, after the Company Shareholder Approval has been obtained, no amendment may be made that under applicable Laws or in accordance with the rules of NYSE requires further approval by the shareholders of the Company without such approval having been obtained.

Section 9.05.         Waiver.  At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors or (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (iii) subject to the proviso in Section 9.04 and to the extent permitted by applicable Laws, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X
GENERAL PROVISIONS

Section 10.01.      Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall survive the Effective Time, except for those covenants and agreements (i) contained in  Article II, Article III, Section 7.05, and this Article X and (ii) that by their terms are to be performed in whole or in part after the Effective Time or termination of this Agreement, as applicable.

Section 10.02.      Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by international overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102, P. R. China

Attention: Mr. Liangsheng Chen
Facsimile: (86-10) 8497-8788

with a copy to:

Wilson Sonsini Goodrich & Rosati P.C.
Jin Mao Tower, 38F
88 Century Boulevard
Pudong, Shanghai 200121
P.R. China
Attention: Zhan Chen
Facsimile: +86-21-6165-1799
e-mail: zchen@wsgr.com

if to the Company:

SYSWIN Inc.

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102, P. R. China

Attention: Ray Han
Facsimile: (86-10) 8497-8788

e-mail: handecheng@syswin.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23/F)

Jianguomenwai Da Jie

Chaoyang District, Beijing, P. R. China

Attention: Ling Huang and W. Clayton Johnson

Facsimile: (852) 2160-1087, (852) 2160-1086

e-mail: lhuang@cgsh.com and cjohnson@cghs.com

Section 10.03.      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04.      Entire Agreement; Assignment.  This Agreement (including the exhibits and schedules hereto, including the Company Disclosure Schedule), the Guarantee, the Equity Commitment Letter and the Backup Financing Documents (if applicable) shall constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Merger Sub may assign all (but not less than all) of its rights and obligations under this Agreement to any wholly-owned Subsidiary of Parent; provided that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement shall be void ab initio.

Section 10.05.      Parties in Interest.  This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).  Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of the date hereof or as of any other date.

Section 10.06.      Specific Performance.

(a)           Subject to Section 10.06(c), in the event the Company and its designees shall receive from Parent (i) the Parent Termination Fee, (ii) Expenses pursuant to Section 9.03(d), and (iii) any reimbursement of costs and expenses that are payable pursuant to the second sentence of Section 9.03(e), the receipt of such fees and expenses shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Company Group against the Parent Group, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for, and no member of the Company Group shall seek, or permit to be sought from the Parent Group, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the amounts set forth in the first sentence of this Section 10.06(a).

(b)           Subject to Section 10.06(c), in the event Parent and its designees shall receive from the Company (i) the Termination Fee, (ii) Expenses pursuant to Section 9.03(c), and (iii) any reimbursement of costs and expenses that are payable pursuant to the second sentence of Section 9.03(e), the receipt of such fees and expenses shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against the Company Group, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, no member of the Company Group shall have any liability for, and no member of the Parent Group shall seek, or permit to be sought from the Company Group, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the amounts set forth in the first sentence of this Section 10.06(b).

(c)           The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the breaching party or parties, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity.  Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the Equity Commitment Letter and to enforce specifically the terms and provisions of this Agreement or the Equity Commitment Letter shall not be required to provide any bond or other security in connection with any such order or injunction.  If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by the amount of time during which such Action is pending, plus twenty (20) Business Days. Without limiting the forgoing provisions of this Section 10.06(c), the parties acknowledge and agree that the Company shall be entitled to obtain an injunction, specific performance or other equitable relief to (i) enforce the Parent’s obligation to cause the Equity Financing to be funded at the Effective Time, if (A) all of the conditions to closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), (B) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing, and (C) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.02 and (ii) enforce the obligations of Parent and Merger Sub set forth in Section 7.14. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 10.06(a) or Section 10.06(b), as applicable, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 10.07.      Governing Law; Dispute Resolution.

(a)           This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)           Subject to the last sentence of this Section 10.07(b), any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “Centre”) in accordance with the Arbitration Rules of the Centre in force at the date of commencement of the arbitration (the “Arbitration Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the Arbitration Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.08.      Confidentiality.

(a)           Prior to and during the term of this Agreement, each party has disclosed or may disclose to the other party Confidential Information. Subject to Section 10.08(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) whom the receiving party will cause to observe the terms of this Section 10.08, and (ii) not to use Confidential Information for any purpose other than in connection with the Transactions.  Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 10.08 by such party or its Representatives and each party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)           In the event that the receiving party or any of its Representatives is required by Law to disclose any the Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 10.08.  In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 10.08, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

Section 10.09.      Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 10.10.      Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BRILLIANT STRATEGY LIMITED

By	/s/Liangsheng Chen
Name: Liangsheng Chen
Title: Director

BRILLIANT ACQUISITION LIMITED

By	/s/Liangsheng Chen
Name: Liangsheng Chen
Title: Director

SYSWIN INC.

By	/s/ Zelai Zhang
Name: Zelai Zhang
Title: Director

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [                        ].

BETWEEN:

(1)                                 SYSWIN Inc., an exempted company incorporated under the laws of the Cayman Islands, having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Surviving Company”); and

(2)                                 Brilliant Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands, having its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KYI-111, Cayman Islands (the “Merging Company”, and together with the Surviving Company, the “Companies”).

WHEREAS:

(A)                               The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of a merger agreement dated December 24 among Brilliant Strategy Limited and the Companies (the “Agreement”), a copy of which is annexed as Annex A to this Plan of Merger and pursuant to the provisions of Part XVI of the Companies Law (as amended) (the “Companies Law”).

(B)                               The directors and shareholders of each of the Surviving Company and the Merging Company have approved and adopted the Agreement and this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(C)                               This Plan of Merger is made in accordance with section 233 of the Companies Law.

IT IS AGREED:

1.                                      CONSTITUENT COMPANIES

1.1                               The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

1.2                               The surviving company (as defined in the Companies Law) is the Surviving Company.

1.3                               The registered office of each of the Surviving Company and Merging Company is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KYI-111, Cayman Islands.

1.4                               Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$50,000 divided into 60,000,000,000 ordinary shares each of nominal or par value US$0.0000008 each, and 2,500,000,000 preferred shares each of a nominal or par value of US$0.0000008 each.

1.5                               Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 50,000 shares each of a nominal or par value of US$1.00, [all of which have been issued and outstanding].

2.                                      EFFECTIVE DATE

2.1                               In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Date”).

3.                                      TERMS AND CONDITIONS; SHARE RIGHTS

3.1                               On the Effective Date, each share of a nominal or par value US$1.00 each in the capital of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of a nominal or par value US$1.00 each in the capital of the Surviving Company in accordance with the Agreement.

3.2                               On the Effective Date, each ordinary share of a nominal or par value US$0.0000008 each in the capital of the Surviving Company issued and outstanding immediately prior to the Effective Date, other than any Excluded Shares (as defined in the Agreement), shall be cancelled. Upon such cancellation, each holder of ordinary shares of a nominal or par value US$0.0000008 each in the capital of the Surviving Company so cancelled shall have the right to receive US$0.5125 in cash per ordinary share without interest in accordance with the Agreement.

3.3                               On the Effective Date, any Founder Shares (as defined in the Agreement) shall be cancelled and cease to exist without any conversion or any consideration in accordance with the Agreement.

3.4                               From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

4.                                      MEMORANDUM AND ARTICLES OF ASSOCIATION

4.1                               From the Effective Date, the memorandum and articles of association of the Surviving Company shall be the memorandum and articles of association annexed hereto as Annex B (the “M&A”).

5.                                      DIRECTORS’ INTERESTS IN THE MERGER

5.1                               No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

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5.2                               The names and addresses of each director of the Surviving Company from the Effective Date are:

(a)                                 [•], [address];

(b)                                 [•], [address]; and

(c)                                  [•], [address].

6.                                      SECURED CREDITORS

(a)                                 The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)                                 The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

7.                                      PROPERTY

7.1                               On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Companies shall immediately vest in the Surviving Company, which shall be liable for and subject to, in the same manner as the Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Companies.

8.                                      TERMINATION

8.1                               At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

9.                                      COUNTERPARTS

9.1                               This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of	)
SYSWIN Inc.:	)
	)	Director
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of	)
Brilliant Acquisition Limited:	)
	)	Director
)
	)	Name:
)
	)	Title:

ANNEX A

(the “Agreement”)

ANNEX B

Memorandum and Articles of Association of the Surviving Company